Algonquin Power & Utilities Corp. Hosts 2016 Investor Day –
Outlines $9.7 Billion of Investment Opportunities in its Five Year Plan

OAKVILLE, Ontario – November 29, 2016 - Algonquin Power & Utilities Corp. ("APUC" or the “Company”) (TSX: AQN, NYSE: AQN) today hosted its seventh annual Investor Day where Chief Executive Officer Ian Robertson, Vice Chair Chris Jarratt, Chief Financial Officer David Bronicheski, and other members of APUC’s leadership team provided updates on the strategic direction, growth prospects and long term financing plans of APUC, including further details on integration progress related to its merger with The Empire District Electric Company (“Empire”) and its updated long term growth program with identified investment opportunities of approximately ten billion dollars through 2021.

Central to the Company’s strategic plan is $4.3 billion of forecasted investment in new renewable energy facilities, including additional wind energy capacity that will lead to reduced customer electricity costs as Empire transitions away from coal-fired generation, a goal which is consistent with the objectives of the State regulatory agencies to modernize Empire’s generation mix and comply with state and federal environmental regulations. A further $2.0 billion in opportunities were outlined across APUC’s generation, transmission, and distribution businesses.

"Algonquin Power & Utilities Corp. continues to demonstrate an ability to identify accretive investment opportunities which support our objective of growing earnings and cash flows," commented Ian Robertson, Chief Executive Officer of APUC. "With the closing of Empire fast approaching, we are looking forward to leveraging APUC’s renewable energy development skills to further green Empire’s generation mix and deliver long term accretive growth for our shareholders with a highly visible five year program of capital investment opportunities."

In relation to the press release issued on November 24, the common shares of APUC began trading on the New York Stock Exchange today under the ticker symbol AQN. APUC will continue to trade on the Toronto Stock Exchange under the same ticker symbol. APUC common shares can now be traded either on the Toronto Stock Exchange in Canadian dollars, or on the New York Stock Exchange in U.S. dollars.

The presentation material from the 2016 Investor Day is available on APUC's website www.AlgonquinPowerandUtilities.com.

An archived audio and video webcast of the Investor Day is also available after 3:00 p.m. today at http://www.smpav.ca/sign-in.php?ID=29965.
Additional information can be found at www.AlgonquinPowerandUtilities.com under “News and Market Information”.

About Algonquin Power & Utilities Corp.
APUC is a $6.3 billion North American diversified generation, transmission and distribution utility. The distribution business group provides rate regulated water, electricity and natural gas utility services to over 564,000 customers in the United States. The generation business group owns a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,300 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and instalment receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR. APUC’s common shares are also listed on the New York Stock Exchange under the symbol AQN.
Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information
Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC's most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

For Further Information:
Additional information can be found on APUC’s web site www.AlgonquinPowerandUtilities.com or by contacting Investor Relations.

Ian Tharp, CFA	Alison Holditch
Vice President, Investor Relations	Investor Relations and Communications Specialist
Algonquin Power & Utilities Corp.	Algonquin Power & Utilities Corp.
Telephone: (905) 465-6770	Telephone: (905) 465-6748